[Wells Fargo & Company Letterhead]

March 20, 2024

Mr. Robert Arzonetti	VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wells Fargo & Company

Registration Statement on Form S-3, as amended

File No. 333-277455

Acceleration Request

Dear Mr. Arzonetti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wells Fargo & Company hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), be accelerated and that such Registration Statement be declared effective at 4:00 p.m. Eastern Time on Friday, March 22, 2024, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Faegre Drinker Biddle & Reath LLP, by calling Dawn Pruitt at (612) 766-7103.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Bryant Owens
Bryant Owens
Senior Vice President and Assistant Treasurer